Exhibit 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TELEFÓNICA HOLDING DE ARGENTINA S.A. (the “Company”) on Form 20-F for the fiscal year ended September 30, 2002, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, José María Alvarez Pallete López, Chairman, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:

(i)	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ José María Alvarez Pallete López
Name: José María Alvarez Pallete López
Title: Chairman

June 27, 2003